UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK & COMPANY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

AND CERTAIN STOCK APPRECIATION RIGHTS

(Title of Class of Securities)

649295102

(Cusip Number of Class Of Securities (Underlying Common Stock))

Sheamus Toal

Executive Vice President and Chief Financial Officer

New York & Company, Inc.

330 West 34th Street, 9th Floor

New York, NY 10001

(212) 884-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

Copy to:

Christian O. Nagler

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022-4611

(212) 446-4800

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$1,813,466	$210.18

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 240,850 shares of common stock of New York & Company, Inc. and 5,184,279 stock appreciation rights (“SARs”) having an aggregate value of $1,813,466 as of May 25, 2017, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options and SARs was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $0.0001159 per $1 million dollars of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$210.18	Filing party:	New York & Company, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	June 1, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 1, 2017, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 16, 2017 (collectively, the “Schedule TO”), by New York & Company, Inc., a Delaware corporation (the “Company”), relating to an offer by the Company to exchange certain outstanding options to purchase common stock and certain stock appreciation rights for replacement stock appreciation rights, on the terms and subject to the conditions described in the Offer, dated June 1, 2017.

This Amendment No. 2 is made for the purpose of reporting the results of the Offer.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following:

The Offer expired at 5:00 p.m. EDT, on June 29, 2017. Pursuant to the Offer, the Company accepted for exchange 237,750 options to purchase common stock and 4,888,379 SARs representing approximately 94.5% of the 5,425,129 Eligible Awards that were eligible to be tendered in the Offer. In accordance with the terms and conditions of the Offer, on June 29, 2017, the Company granted Replacement SARs with an exercise price of $1.36 per share in exchange, which equals the closing price of the Company’s common stock as reported on the New York Stock Exchange on June 29, 2017, which is the grant date of the Replacement SARs.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW YORK & COMPANY, INC.

Date: June 30, 2017	By:	/s/ SHEAMUS TOAL
Sheamus Toal
Executive Vice President and Chief Financial Officer